Exhibit 12.1
DISH DBS Corporation
Ratio of Earnings to Fixed Charges
(In thousands)

						For the Six Months
	For the Years Ended December 31,					Ended June 30,
	2004	2005	2006	2007	2008	2008	2009
						(Unaudited)
Income (loss) before taxes	$310,478	$1,029,339	$934,521	$1,344,570	$1,789,427	$974,535	$640,363

Interest expense (net of amounts capitalized)	433,364	305,265	389,993	372,612	368,838	179,366	183,793
Amortization of capitalized interest (estimate)	11,052	11,052	11,771	12,188	5,338	2,865	2,448
Interest component of rent expense (1)	2,110	2,328	2,430	2,580	7,267	2,068	1,791

Earnings before fixed charges	$757,004	$1,347,984	$1,338,715	$1,731,950	$2,170,870	$1,158,834	$828,395

Interest expense (net of amounts capitalized)	$433,364	$305,265	$389,993	$372,612	$368,838	$179,366	$183,793
Capitalized interest	—	—	12,079	7,434	5,607	3,719	—
Interest component of rent expense (1)	2,110	2,328	2,430	2,580	7,267	2,068	1,791

Total fixed charges	$435,474	$307,593	$404,502	$382,626	$381,712	$185,153	$185,584

Ratio of earnings to fixed charges	1.74	4.38	3.31	4.53	5.69	6.26	4.46

Deficiency of available earnings to fixed charges	$—	$—	$—	$—	$—	$—	$—

(1)	The interest component of rent expense has been estimated by taking the difference between our gross rent expense and the net present value of our rent expense using the weighted average cost of debt for our senior notes during each respective period. The rates applied are approximately 7% for the years ended December 31, 2004 through December 31, 2008 and for the six months ended June 30, 2008 and 2009.